SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No.   15  )*


                             THE MARCUS CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   566330 10 6
                                 (CUSIP Number)


   Check the following box if a fee is being paid with this statement //. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Stephen H. Marcus
              ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  //
              Not Applicable                                (b)  //

     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     5  SOLE VOTING POWER
      NUMBER OF
                             1,352,458
        SHARES

                     6  SHARED VOTING POWER
     BENEFICIALLY

                             1,165,345
       OWNED BY

         EACH
                     7  SOLE DISPOSITIVE POWER
      REPORTING
                             1,352,458
        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                             1,165,345


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,517,803


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                /_/

              Not Applicable


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              19.3%


    12   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1(a).   Name of Issuer:

             The Marcus Corporation


   Item 1(b).   Address of Issuer's Principal Executive Offices:

             250 East Wisconsin Avenue
             Suite 1700
             Milwaukee, Wisconsin  53202-4220


   Item 2(a).   Name of Person Filing:

             Stephen H. Marcus


   Item 2(b).   Address of Principal Business Office or, if none, Residence:

             250 East Wisconsin Avenue
             Suite 1700
             Milwaukee, Wisconsin  53202-4220


   Item 2(c).   Citizenship:

             United States


   Item 2(d).   Title of Class or Securities:

             Common Stock, $1.00 par value


   Item 2(e).   CUSIP Number:

             566330 10 6


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Not applicable.


   Item 4.   Ownership:

             (a)  Amount Beneficially Owned:

                  2,517,803

             (b)  Percent of Class:

                  19.3%

             (c)  Number of shares as to which such person has:

                       (i)       sole power to vote or to direct the vote:

                            1,352,458 Shares

                       (ii) shared power to vote or to direct the vote:

                            1,165,345 Shares

                       (iii) sole power to dispose or to direct the disposition of:

                            1,352,458 Shares

                       (iv) shared power to dispose or to direct the
                            disposition of:

                            1,165,345 Shares

             Other than with respect to 33,111 shares of Common Stock, of which Mr. Marcus shares voting and dispositive power with respect to 33,011 shares, all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock; since each share of Class B Common Stock is entitled to 10 votes as opposed to 1 vote for each share of Common Stock, it is extremely unlikely that Mr. Marcus would alone convert a significant amount of his Class B Common Stock into Common Stock.


   Item 5.   Ownership of Five Percent or Less of a Class:

             Not applicable


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

             Mr. Marcus's beneficial ownership consists of (i) securities held individually by Mr. Marcus, (ii) securities held by Mr. Marcus with his wife, (iii) securities held individually by Mr. Marcus's wife,
   (iv) securities held in trusts over which Mr. Marcus and/or his wife is a trustee, (v) securities held by Mr. Marcus as custodian for his children and the children of others (in the latter case, as to which beneficial ownership is disclaimed), (vi) securities held through a corporation in which Mr. Marcus is an affiliate, and (vii) securities held by another as custodian for Mr. Marcus's children.
   Mr. Marcus's wife (for shares held individually), the trusts, the individual as custodian for the children and the corporation have the right to receive dividends and proceeds from the sale of securities held thereby.


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company:

             Not applicable


   Item 8.   Identification and Classification of Members of the Group:

             Not applicable


   Item 9.   Notice of Dissolution of Group:

             Not applicable


   Item 10.  Certification:

             Not applicable

   Signature.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 14, 1994
   Date


   STEPHEN H. MARCUS
   Signature


   Stephen H. Marcus
   Name/Title

             The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any tile of each person who signs the statement shall be typed or printed beneath his signature.

             ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18
             U.S.C. 1001).